Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States of America

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States of America

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

United States of America

As representatives of the prospective underwriters

VIA EDGAR

June 10, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tara Harkins
Mr. Kevin Kuhar
Mr. Jeffrey Gabor
Ms. Christine Westbrook

Re:	Burning Rock Biotech Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333- 238596)
Registration Statement on Form 8-A (Registration No. 001- 39316)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on June 11, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between June 5, 2020 and the date hereof, copies of the Company’s Preliminary Prospectus dated June 5, 2020 were distributed as follows: 180 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

2

Very truly yours,

Morgan Stanley & Co. LLC
BofA Securities, Inc.
Cowen and Company, LLC

As representatives of the prospective underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Celestina Milner
Name:	Celestina Milner
Title:	Executive Director

[Signature Page to Acceleration Request Letter]

BOFA SECURITIES, INC.
By:	/s/ Jessica Li
Name:	Jessica Li
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

COWEN AND COMPANY, LLC

By:	/s/ E James Streator, III
Name:	E James Streator, III
Title:	Managing Director

[Signature Page to Acceleration Request Letter]